Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended September 30, 2018 under IFRS

IT Services Segment Revenue1 up 10.4% YoY in INR terms

Adjusted2 IT Services Margin expanded to 18.1%

Bangalore, India and East Brunswick, New Jersey, USA – October 24, 2018 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended September 30, 2018.

Highlights of the Results

Results for the Quarter ended September 30, 2018:

•	Gross Revenue was ₹ 145.4 billion ($2.0 billion3).

•	IT Services Segment Revenue was ₹ 143.8 billion ($2.0 billion3). Adjusted[1] IT Services Segment Revenue was up 6.2% sequentially and 10.4% YoY in INR terms.

•	IT Services Segment Revenue in dollar terms at $2,041.2 million.

•	Adjusted[1] Non-GAAP constant currency IT Services Segment Revenue up 2.8% sequentially and 5.1% YoY.

•	Adjusted[2] IT Services Margin[4] for the quarter was 18.1%. IT Services Margin[4] reported was 14.6%.

•	Net Income was ₹ 18.9 billion ($260.4 million3).

•	EPS for the quarter was ₹ 4.19 ($0.063) per share.

Performance for the Quarter ended September 30, 2018

Abidali Z. Neemuchwala, CEO and Member of the Board said - “Wipro has delivered a strong quarter on both revenue and margin growth. We won our largest deal to date and four of our Business Units grew over 4% sequentially in constant currency terms. The demand environment is robust, especially for digital transformation and enterprise scale modernization services.”

Jatin Dalal, Chief Financial Officer said – “Consistent improvement in our operating metrics reflects our relentless rigor of execution, which has resulted in our Adjusted2 IT Services Margin reaching 18.1% in quarter 2. We see automation as a key lever to drive margins going forward.”

1.

Sequential and YoY revenue growth rates for the quarter ended September 30, 2018 are adjusted for the impact from the divestment of our hosted data center services business for the quarters ended June 30, 2018 and September 30, 2017.

2.

IT Services Margin and EPS for the quarter ended September 30, 2018 includes a loss of ₹ 5,141 million from the settlement with one of our key customers. Adjusted IT Services Margin exclude the impact of this loss.

3.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 72.54, as published by the Federal Reserve Board of Governors on September 30, 2018. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2018 was US$1= ₹ 70.44.

4.	IT Services Margin refers to Segment Results Total.

As part of our India business reorganization, we are carving out our India Public Sector Undertaking (PSU) and India Government business, given their distinct operating rhythm and need for differentiated execution rigor. The rest of our India strategy remains unchanged and will focus on enterprise customers, leveraging our new and core portfolio offerings in line with the global business. Given this, we will carve out the India PSU and India Government business out of our IT Services segment in our financials effective quarter ending December 31, 2018. The enterprise business in India will continue to be part of the IT Services segment. We will make the necessary disclosure pertaining to this carve out in our financials for the quarter ending December 31, 2018. Our outlook for the quarter ending December 31, 2018 reflects this change.

Outlook for the Quarter ending December 31, 2018

We expect Revenue from IT Services business to be in the range of $2,028 million to $2,068 million*. Comparable revenue excluding India PSU and India Government business for the quarter ended September 30, 2018 was $2,007 million. This translates to sequential growth outlook of 1.0% to 3.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.31, Euro/USD at 1.17, AUD/USD at 0.73, USD/INR at 72.02 and USD/CAD at 1.31.

IT Services Highlights

Wipro continued its momentum in winning large deals globally as described below:

•

Wipro has won a global multi-year digital workplace and managed network services contract from OMV, an Austrian integrated oil and gas company. The engagement will leverage Wipro’s automation capabilities and oil & gas industry expertise to standardize and transform the technology landscape, and lay the foundation for digitalization to improve employee experience at the client organization.

•

Wipro has been chosen as an end-to-end system implementation and program management partner by a leading development financial institution. The project will streamline the client’s technology landscape and optimize their business processes while instituting industry best practices and solutions. Wipro will define future state business processes, design and implement a CRM layer, and develop product specifications and process flows for the client.

•

Wipro has won a long-term digital strategic engagement with a leading healthcare company to enhance their user experience through IT service desk transformation. The contract will leverage artificial intelligence and automation for service desk transformation.

•	Wipro will help a global nutrition company set up cloud-based IT infrastructure. This program will drive greater business agility, and improved employee and end-customer experience for the client.

•

Wipro has won a multi-year engagement from a leading Europe-based facility management company for transforming its IT operations. The program will help the client set up a futuristic, agile and scalable platform that will power digital initiatives through a next-gen delivery model, integrated platforms, hyper-automation and cloud technologies.

Digital Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•	Wipro has been selected by a large North American bank to help create a new digital bank by providing and integrating strategy, design and technology services.

•	A large global pharmaceutical company has selected Wipro Digital to streamline and modernize its clinical trial process for vaccines through an experience-led approach.

•	A global financial services company has selected Wipro Digital to provide cloud-native development support, using Pivotal Cloud Foundry, as part of its ongoing cloud transformation program.

•	Wipro has won a multi-year deal from a global beverages retailer to deliver a digital workplace management solution to manage the client’s world-wide physical assets.

Wipro continues to win deals in the cloud applications space by leveraging Appirio Cloud Services:

•

An American financial services company has extended its contract with Wipro. Wipro will help upgrade the user experience, integrate CRM touch-points and put together a financial services cloud capability roadmap for the client’s retail banking portfolio.

•	Wipro has been chosen by a US-based healthcare organization for a cloud-based engagement that will help the client better manage its B2C and B2B stakeholder relationships.

Analyst Accolades and Awards

•	Wipro was recognized as a Leader in IT Infrastructure Services Automation – Market Trends and Services PEAK Matrix™ Assessment 2018: Become AI Aware or Fall Behind

•	Wipro was positioned in the Winner’s Circle of HfS Blueprint on Software Product Engineering Services 2018

•	Wipro is recognized as a Leader in Embedded System Engineering Services PEAK Matrix™ Assessment: Enabling the Era of Connected and Intelligent Products

•	Wipro was recognised as a ‘Leader’ by The Forrester Wave™: Digital Process Automation Service Providers

•	Wipro is recognized as a Major Contender in Finance and Accounting Digital Augmentation Suite (F&A DAS) – Service Provider Landscape with Solutions PEAK Matrix™ Assessment 2018

•

Wipro was selected as a member of the global Dow Jones Sustainability World Index (DJSI) - 2018 for the ninth year in succession. Launched in 2009, the S&P DJSI (World) is the gold standard for corporate sustainability. Inclusion in DJSI (World) index is based on a rigorous analysis of a company’s performance on 600 data points spread across 21 primary indicators and more than 120 secondary indicators across Economic, Environmental and Social dimensions.

IT Products

•	IT Products Segment Revenue for the quarter was ₹ 2.9 billion ($39.6 million3).

•	IT Products Margin for the quarter was -14.8%.

Please refer the table on page 10 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

All product names, logos, and brands are property of their respective owners.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 10 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2018, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro181024.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Vaibhav Saha	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
vaibhav.saha@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #                (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31,	As at September 30,
	2018	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 3 on Page 1
ASSETS
Goodwill	117,584	128,026	1,765
Intangible assets	18,113	18,027	249
Property, plant and equipment	64,443	68,370	943
Derivative assets	41	17	—
Investments	7,668	7,494	103
Investment in equity accounted investee	1,206	1,305	18
Trade receivables	4,446	4,179	58
Deferred tax assets	6,908	8,861	122
Non-current tax assets	18,349	20,237	279
Other non-current assets	15,726	20,227	279

Total non-current assets	254,484	276,743	3,816

Inventories	3,370	4,060	56
Trade receivables	100,990	106,382	1,466
Other current assets	30,596	27,150	374
Unbilled receivables	42,486	28,685	395
Contract assets	—	18,573	256
Investments	249,094	248,815	3,430
Current tax assets	6,262	7,895	109
Derivative assets	1,232	3,793	52
Cash and cash equivalents	44,925	79,818	1,100

	478,955	525,171	7,238
Assets held for sale	27,201	—	—

Total current assets	506,156	525,171	7,238

TOTAL ASSETS	760,640	801,914	11,054

EQUITY
Share capital	9,048	9,048	125
Share premium	800	879	12
Retained earnings	453,265	491,401	6,774
Share based payment reserve	1,772	2,260	31
Other components of equity	18,051	17,414	240

Equity attributable to the equity holders of the Company	482,936	521,002	7,182
Non-controlling interest	2,410	2,312	32

TOTAL EQUITY	485,346	523,314	7,214

LIABILITIES
Long - term loans and borrowings	45,268	52,329	721
Derivative liabilities	7	—	—
Deferred tax liabilities	3,059	2,475	34
Non-current tax liabilities	9,220	9,543	132
Other non-current liabilities	4,230	4,688	65
Provisions	3	2	—

Total non-current liabilities	61,787	69,037	952

Loans, borrowings and bank overdrafts	92,991	62,726	865
Trade payables and accrued expenses	68,129	84,797	1,169
Unearned revenues	17,139	23,607	325
Current tax liabilities	9,417	13,667	188
Derivative liabilities	2,210	6,487	89
Other current liabilities	16,613	17,507	241
Provisions	796	772	11

	207,295	209,563	2,888
Liabilities directly associated with assets held for sale	6,212	—	—

Total current liabilities	213,507	209,563	2,888

TOTAL LIABILITIES	275,294	278,600	3,840

TOTAL EQUITY AND LIABILITIES	760,640	801,914	11,054

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 3 on Page 1			Convenience translation into US dollar in millions (unaudited). Refer Footnote 3 on Page 1
Gross Revenues	134,234	145,410	2,005	270,495	285,187	3,931
Cost of revenues	(94,694)	(101,770)	(1,403)	(191,805)	(202,120)	(2,786)
Gross profit	39,540	43,640	602	78,690	83,067	1,145

Selling and marketing expenses	(9,867)	(10,814)	(149)	(20,013)	(21,627)	(298)
General and administrative expenses	(7,085)	(13,696)	(189)	(14,349)	(22,304)	(307)
Foreign exchange gains/(losses), net	453	1,217	17	806	1,988	27
Other operating income	—	269	4	—	2,798	39
Results from operating activities	23,041	20,616	285	45,134	43,922	606

Finance expenses	(1,434)	(1,569)	(22)	(3,035)	(3,218)	(44)
Finance and other income	6,709	5,136	71	13,036	10,333	142
Share of profit /(loss) of equity accounted investee	5	20	—	4	(33)	—
Profit before tax	28,321	24,203	334	55,139	51,004	704
Income tax expense	(6,426)	(5,347)	(74)	(12,420)	(11,212)	(155)

Profit for the period	21,895	18,856	260	42,719	39,792	549

Profit attributable to:
Equity holders of the Company	21,917	18,889	260	42,682	40,095	553
Non-controlling interest	(22)	(33)	—	37	(303)	(4)

Profit for the period	21,895	18,856	260	42,719	39,792	549

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.52	4.19	0.06	8.81	8.90	0.12
Diluted	4.52	4.19	0.06	8.80	8.89	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic	4,845,485,149	4,503,556,411	4,503,556,411	4,844,289,024	4,503,618,086	4,503,618,086
Diluted	4,852,992,546	4,513,452,637	4,513,452,637	4,852,340,224	4,513,533,464	4,513,533,464

Additional Information

	Three months ended September 30,			Six months ended September 30,
	2017	2018	2018	2017	2018	2018
Segment Revenue
IT Services Business Units

BFSI	36,349	44,105	608	71,283	85,159	1,174
HEALTH	17,989	18,364	253	37,139	36,573	504
CBU	20,989	23,532	324	41,524	45,519	628
ENU	17,769	18,239	251	35,233	35,444	489
TECH	18,515	19,581	270	36,179	39,085	539
MFG	11,495	11,732	162	23,173	23,036	318
COMM	8,583	8,220	113	17,414	15,960	220

IT SERVICES TOTAL	131,689	143,773	1,981	261,945	280,776	3,872

IT PRODUCTS	2,988	2,876	40	9,331	6,408	88
RECONCILING ITEMS	10	(22)	—	25	(9)	—

TOTAL	134,687	146,627	2,021	271,301	287,175	3,960

Segment Result
IT Services Business Units
BFSI	6,055	7,725	106	11,496	14,874	205
HEALTH	2,698	2,659	37	5,432	4,729	65
CBU	3,244	4,156	57	6,178	6,771	93
ENU	3,435	(2,084)	(29)	7,086	606	8
TECH	3,748	4,644	64	7,229	8,708	120
MFG	1,652	2,247	31	3,346	3,649	50
COMM	1,147	1,070	15	2,596	1,824	25
UNALLOCATED	805	310	4	1,337	1,005	14
OTHER OPERATING INCOME	—	269	4	—	2,798	39

TOTAL IT SERVICES	22,784	20,996	289	44,700	44,964	619
IT PRODUCTS	88	(426)	(6)	119	(1,166)	(16)
RECONCILING ITEMS	169	46	1	315	124	2

TOTAL	23,041	20,616	284	45,134	43,922	605

FINANCE EXPENSE	(1,434)	(1,569)	(22)	(3,035)	(3,218)	(44)
FINANCE AND OTHER INCOME	6,709	5,136	71	13,036	10,333	142
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE	5	20	0	4	(33)	(0)

PROFIT BEFORE TAX	28,321	24,203	333	55,139	51,004	703

INCOME TAX EXPENSE	(6,426)	(5,347)	(74)	(12,420)	(11,212)	(155)

PROFIT FOR THE PERIOD	21,895	18,856	259	42,719	39,792	548

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit are split from the former Manufacturing & Technology (MNT) business unit. The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (HEALTH) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Financial and other Income” in the interim condensed consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30, 2018

IT Services Revenue as per IFRS	$2,041.2

Effect of Foreign currency exchange movement	$18.7

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,059.9

Three Months ended September 30, 2018

IT Services Revenue as per IFRS	$2,041.2

Effect of Foreign currency exchange movement	$50.7

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,091.9